SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Partners with HB Communications Video Systems Integrators in US
Markets

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: March 9, 2009

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE PARTNERS WITH HB COMMUNICATIONS VIDEO SYSTEMS
INTEGRATORS IN US MARKETS

HB Communications to Offer Optibase Professional Solutions for Advanced Video over
IP Solutions to the Public and Private Sector

Mountain View, California, March 9, 2009 – Optibase (NASDAQ: OBAS), a leading provider of advanced video over IP solutions, today announced a partnership with HB Communications Inc., an award-winning provider of technology solutions for audiovisual (AV), video and professional audio needs, with over 60 years of expertise in the areas of streaming media, broadcast video, content creation, distance learning and system integration.

HB Communications will leverage Optibase’s IPTV platforms and video distribution systems as key elements in its “Total Solution Approach” to creating custom solutions that address its customers’ audio and video needs in boardrooms, conference centers, training rooms, distance learning centers, entertainment facilities, museums and houses of worship.

Through its partnership with Optibase, HB Communications can now provide its customers with a full line of video encoders, ranging from the carrier-grade MGW 5100, and the MGW FlashStreamer, which provides Internet encoding and streaming, to the exceptionally compact, rugged and cost-effective H.246 encoder – MGW Micro . Optibase encoders combine seamlessly with the EZ TV Video Portal to provide access across organizations to live, VOD and NPVR content from set-top-box, PC and Mac clients.

“We are thrilled that HB Communications has chosen to partner with us in delivering IPTV solutions.” said Joseph (Yossi) Aloni, President Optibase Inc., “Partnering with quality system integrators like HB Communications is key to our success in making innovative technologies such as real-time video streaming, H.264 format and advanced desktop video players accessible to customers who are leaders in the areas of education, corporate cost reduction, and entertainment.”

“We are excited about delivering Optibase products to our customers as part of our Total Solutions Approach,” said Kevin Collins, Vice President, HB Communications. “Optibase’s IPTV solutions will allow us to continue the tradition of providing our customers the highest quality systems the industry has to offer while enabling us to reach new customers that require complex carrier-grade audio-visual systems. We look forward to taking on new and challenging opportunities, with Optibase as an essential partner to our success.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

About HB Communications
HB Communications Inc. has been the Northeast’s leading provider of audiovisual, video and professional audio solutions since 1946. HB’s headquarters is an innovative, 92,000 square-foot facility located in North Haven, Connecticut. With additional offices in Waltham, Massachusetts and Mountainside, New Jersey, HB has the capacity to deliver its expertise to the Northeast region and beyond. HB’s concept to completion methodology allows for custom design and seamless integration into any educational, corporate or residential environment. For further information, please visit www.hbcommunications.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.